Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

July 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894)
Request for Withdrawal of Post-Effective Amendment No. 465

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 465 (“Amendment No. 465”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 465 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001213900-25-097512) on October 9, 2025 to introduce 43 new series of the Trust. Please see Appendix A for list of funds (the “Funds”). No securities have been sold in connection with the filing of Amendment No. 465.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

Long Funds
Tradr 3X Long ACHR Daily ETF	Tradr 3X Long NBIS Daily ETF
Tradr 3X Long ALAB Daily ETF	Tradr 3X Long NOW Daily ETF
Tradr 3X Long APLD Daily ETF	Tradr 3X Long OKLO Daily ETF
Tradr 3X Long APP Daily ETF	Tradr 3X Long OPEN Daily ETF
Tradr 3X Long ASTS Daily ETF	Tradr 3X Long ORCL Daily ETF
Tradr 3X Long BE Daily ETF	Tradr 3X Long PANW Daily ETF
Tradr 3X Long BLSH Daily ETF	Tradr 3X Long QBTS Daily ETF
Tradr 3X Long BRKB Daily ETF	Tradr 3X Long QCOM Daily ETF
Tradr 3X Long CRM Daily ETF	Tradr 3X Long RDDT Daily ETF
Tradr 3X Long CRWV Daily ETF	Tradr 3X Long RGTI Daily ETF
Tradr 3X Long CSCO Daily ETF	Tradr 3X Long RIOT Daily ETF
Tradr 3X Long FLY Daily ETF	Tradr 3X Long RKLB Daily ETF
Tradr 3X Long FRMI Daily ETF	Tradr 3X Long SMR Daily ETF
Tradr 3X Long GLXY Daily ETF	Tradr 3X Long SNOW Daily ETF
Tradr 3X Long INTC Daily ETF	Tradr 3X Long SOFI Daily ETF
Tradr 3X Long IONQ Daily ETF	Tradr 3X Long SOUN Daily ETF
Tradr 3X Long IREN Daily ETF	Tradr 3X Long TEM Daily ETF
Tradr 3X Long JOBY Daily ETF	Tradr 3X Long TXN Daily ETF
Tradr 3X Long LLY Daily ETF	Tradr 3X Long UBER Daily ETF
Tradr 3X Long MARA Daily ETF	Tradr 3X Long UPST Daily ETF
Tradr 3X Long MRVL Daily ETF
Short Funds
Tradr 3X Short NVDA Daily ETF	Tradr 3X Short TSLA Daily ETF